Exhibit 12.1

Dollar Tree, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

	Fiscal Year Ended(1)
	February 3, 2018	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014
Earnings:
Earnings before income taxes	$1,704.0	$1,329.4	$448.2	$954.2	$954.3
Add: Fixed charges	749.2	801.3	930.4	257.7	179.8
Less: Capitalized interest	(2.3)	(2.4)	(1.3)	—	—
Adjusted earnings	2,450.9	2,128.3	1,377.3	1,211.9	1,134.1

Fixed charges:
Interest expense(2)	$301.8	$375.5	$599.4	$80.1	$15.4
Add: Capitalized interest	2.3	2.4	1.3	—	—
Portion of rent estimated to represent interest(3)	445.1	423.4	329.7	177.6	164.4
Total fixed charges	749.2	801.3	930.4	257.7	179.8
Ratio of earnings to fixed charges	3.3	2.7	1.5	4.7	6.3

(1)         Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest January 31st.  All fiscal years presented are 52 weeks, with the exception of the year ended February 3, 2018 which consisted of 53 weeks.

(2)         Including amortization of debt premium, discount and issuance costs.

(3)         Management estimates approximately one-third of rent expense is representative of interest expense.